INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

October 28, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of EP ChinaFund (the “Registrant”)

Below is a summary of the comments provided by Mr. Barrientos on September 30, 2011, for the EP China Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 185 filed concurrently with this correspondence.

Prospectus

1.	Page 1, Fees and Expenses Table. Last item on table should be “Total Annual Fund Operating Expenses”.

RESPONSE:  Update made to prospectus.

2.	Pages 2, Principal Risk of Investing. Provide additional risk disclosure regarding investing in China.

RESPONSE: The following changes have been made.

•	China Specific Risk:
There are specific risks associated with investing in China, including the risk of severe political or military disruption.  The risk of nationalization, expropriation or confiscation of property may be higher in China than in other countries.  In addition, China has a long history of tensions with its neighbors. There have been long-running territorial disputes with several neighbors, not the least of which is the continuing dispute over the status of Taiwan. Military conflict with other countries could disrupt economic development and could destabilize the entire region.

3.
Pages 2 and 5, Principal Risk of Investing.   Confirm if “Portfolio Turnover” is a principal risk and consider adding disclosure regarding portfolio turnover to the principal investment strategy section or, if not, delete.

RESPONSE:  Portfolio turnover is not a principal risk therefore the disclosure regarding portfolio turnover risk is deleted.

4.	Page 3, Performance. Add performance for the calendar year ending December 31, 2010.

RESPONSE:  The performance section has been added to the prospectus.

5.
Page 4, Principal Investment Strategies.  First paragraph, last sentence – Where a security is primarily traded is not a good definition of where the security is issued.  Consider deleting this reference or provide a better source.

RESPONSE:  The reference to where the securities are primarily traded has been deleted.

SAI

6.	Page B-3, Consider adding China specific risk to the SAI.

RESPONSE:  The following has been added to the SAI:

China Specific Risks.  The Chinese economy previously operated as a socialist economic system, relying heavily upon government planning from 1949, the year in which the communists seized power, to 1978, the year Deng Xiaoping instituted his first economic reforms.

Economic reforms in China are transforming its economy into a market system that has stimulated significant economic growth.  Farm reform led to the doubling of China’s farmers’ incomes over the 1980s.  The next stage of reform gave rise to small scale entrepreneurs and stimulated light and medium industry.  In addition, a cheap and abundant supply of labor has attracted foreign investment in China.  Six special economic zones were set up by the central government providing tax advantages to foreign investors and many more followed at a provincial government level.  Further, the Shenzhen and Shanghai Stock Exchanges opened in 1990.  Class “A” and Class “B” shares are traded on both exchanges.  While only resident Chinese can purchase Class “A” shares, foreign investors (such as the Fund) can purchase Class “B” shares.  Over the period 1995 to 2010, China’s gross domestic product grew between 7% and 14% per annum.

In 1984, China and Britain signed the Joint Declaration, which allowed for the termination of British rule in Hong Kong on June 30, 1997, but which maintains the previously existing capitalist economic and social system of Hong Kong for 50 years beyond that date.  Obviously, there are risks arising from Hong Kong’s return to China under the “one country two systems” proposal.  However, Hong Kong and China are interdependent in terms of tourism, financial services and investment. The Sub-Advisor believes that China is unlikely to damage the Hong Kong economy and destroy the value of their investments.  Today, Hong Kong’s stock market is one of the largest in the world and is highly liquid and extensively regulated.  Hong Kong has been named as the offshore center for trading in the Chinese currency, the Renminbi.

Notwithstanding the beliefs of the Sub-Advisor, investors should realize that there are significant risks to investing in China and Hong Kong.  The risks include:

(1)	that political instability may arise as a result of indecisive leadership;

(2)	that hard line Marxist Leninists might regain the political initiative;

(3)
that social tensions caused by widely differing levels of economic prosperity within Chinese society might create unrest, as they did in the tragic events of 1989, culminating in the Tiananmen Square incident;

(4)	that the threat of armed conflict exists over the unresolved situation concerning Taiwan;

(5)	that because of China’s totalitarian government, property could be nationalized, expropriated or confiscated;

(6)	that due to the relatively undeveloped commercial and corporate legal systems, companies cannot obtain legal redress or collect judgments;

(7)	that the government of China will discontinue or alter economic reforms adopted in recent years; and

(8)	inflation, currency fluctuation, interest rate or inflation rate fluctuation risks that are specific to China.

Investors should further realize that the central government of China is communist and, while a liberal attitude towards foreign investment and capitalism prevails at present, a return to hard line communism and a reaction against capitalism and the introduction of restrictions on foreign investment is a possibility.  Changes in policy could increase risks of nationalization, expropriation or confiscation of property.  There can be no assurance that the Chinese government will continue to pursue its economic reform policies or, if it does, that those policies will be successful.  The issue of “B” shares and “H” shares by Chinese companies and the ability to obtain a “back-door listing” through “Red Chips” is still regarded by the Chinese authorities as an experiment in economic reform. “Back door listing” is a means by which Mainland Chinese companies acquire and invest in Hong Kong Stock Exchange listed companies (“Red Chips”) to obtain quick access to international listing and international capital. The reformist elements that now dominate Chinese policies remain ideologically communist and political factors may, at any time, outweigh economic policies and the encouragement of foreign investment.  The Fund will be highly sensitive to any significant change in political, social or economic policy in China, which could affect interest, inflation and currency rates, and fluctuation in these rates.  Such sensitivity may, for the reasons specified above, adversely affect the capital growth and thus the performance of the Fund. The Sub-Advisor, however, believes that the process of reform has now gone too far to be easily reversed.

Investment in China at present involves above average risk due to a number of special factors described herein.  Investment in the Fund should be regarded as long term in nature.  The Fund is suitable only for those investors who can afford the risks involved and should constitute only a limited part of an investor’s portfolio.  The price of the Fund may experience significant fluctuations.

7.	Page B-27, Current Arrangements Regarding Disclosure of Portfolio Holdings. Provide the frequency and lag time specific to each group listed.

RESPONSE:  Updated below

Current Arrangements Regarding Disclosure of Portfolio Holdings  As of the date of this SAI, the Trust or the Fund has on-going business arrangements with the following entities which involve making portfolio holdings information available to such entities as an incidental part of the services they provide to the Trust:  (i) Euro Pacific Asset Management, LLC (the Advisor), New Sheridan Advisors, Inc. (the Sub-Advisor), MFAC and UMBFS (the Trust's Co-Administrators) and UMB Bank, n.a. (the Custodian) pursuant to investment management, administration and custody agreements, respectively, under which the Trust’s portfolio holdings information is provided daily on a real-time basis (i.e., with no time lag); (ii) Tait, Weller & Baker LLP, (accountants), Bingham McCutchen LP (attorneys) and other professionals engaged by the Trust to whom the Trust provides portfolio holdings information on a regular basis with varying lag times after the date of the information; (iii) Broadridge (ProxyEdge) pursuant to a proxy voting agreement under which the Fund’s portfolio holdings information is provided daily with no time lag; and (iv) Morningstar, Inc., Lipper Inc., Thomson Financial, Vickers Stock Research Corporation, and Bloomberg L.P., to which the Fund’s portfolio holdings information is provided quarterly after the end of the previous fiscal quarter, with a 60-day time lag and no earlier than the date such information is filed on the SEC’s EDGAR system on Form N-Q (for the first and third fiscal quarters) or the Annual or Semi-Annual Report is mailed to shareholders (for the second and fourth fiscal quarters), as applicable.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1360.  Thank you.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Investment Managers Series Trust
Secretary
626-914-1360